April 28, 2003



Mr. Paul Dudek
Sec Headquarters
450 Fifth Street N.W.
Washington, D.C. 20549 – USA
Office of Investor Education and Assistance

Ref: Rossi Residencial S.A.
Exemption: No 82-4638

Gentleman/Madam:

We are enclosing a copy of Rossi Residencial's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Luciana Rossi Cuppoloni

Encl. Notice to Investors dated April 28, 2003

cc: Glorinete Laurentino
The Bank of New York

ROSSI RESIDENCIAL S/A
CNPJ nº 61.065.751/0001-80
NIRE nº 35.300.108.078

ATA DA ASSEMBLÉIA GERAL ORDINÁRIA E EXTRAORDINÁRIA

Data, hora e local: 22 de abril de 2003, às 15:00 (quinze) horas, na sede social na Avenida Marginal do Rio Pinheiros nº 5200 – Edifício Miami – Bloco C – Conjunto 31, nesta Capital do Estado de São Paulo. **Presença**: Acionistas representando mais de dois terços do capital social com direito de voto. **Mesa Diretora**: Edmundo Rossi Cuppoloni - Presidente. Luciana Rossi Cuppoloni - Secretária. **Convocação**: Editais publicados no jornal "Diário Oficial do Estado de São Paulo", edições dos dias 02 (página 17), 03 (página 5) e 04 (página 31) de abril de 2003 e no jornal "O Estado de São Paulo" edições dos dias 02 (página B11), 03 (página B10) e 04 (página B5) de abril de 2003. Deliberações tomadas por unanimidade dos presentes e votantes, excluídos os impedidos por lei: **ASSEMBLÉIA GERAL ORDINÁRIA**: **1)** - Aprovação do Relatório da Administração, do Balanço Patrimonial e demais Demonstrações Financeiras, com Notas Explicativas e Parecer dos Auditores Independentes, relativos ao exercício social encerrado em 31 de dezembro de 2002, documentos esses que foram publicados no jornal "O Estado de São Paulo" (páginas B20, B21 e B22), edição do dia 20 de março de 2003 e no jornal "Diário Oficial do Estado de São Paulo" (páginas 21, 22, 59 e 60) edição do dia 20 de março de 2003, estando presente neste momento o Sr. Walter Dalsasso, representante da empresa Deloitte Touche Tohmatsu Auditores Independentes. **2)** Aprovação da proposta da administração para dar a seguinte destinação ao lucro líquido do exercício, no valor de R$ 4.370.650,09: a) R$ 218.532,50 para constituição da Reserva Legal; b) R$ 1.040.300,00 para pagamento de dividendos, sem correção monetária, a partir de 10/06/2003, à razão de R$ 0,00808 por ação ordinária, correspondentes a 128.750.000 ações subscritas e integralizadas até

31/12/2002; c) R$ 3.111.817,59 - retenção do saldo do lucro líquido do exercício, que será aplicado na execução do orçamento de capital aprovado pelos acionistas nesta Assembléia, nos termos do parágrafo segundo do artigo 196 da Lei nº 6404/76. **ASSEMBLÉIA GERAL EXTRAORDINÁRIA: 1)** Autorização para o pagamento aos administradores, a título de participação em lucros referente ao exercício de 2002, do valor de R$ 100.000,00, a partir de 10/06/2003; **2)** Fixação das verbas globais e anuais de até R$ 200.000,00, para a remuneração dos membros do Conselho de Administração e de até R$ 800.000,00 (oitocentos mil reais), para a remuneração dos membros da Diretoria, cabendo a cada um desses órgãos, por decisão colegiada, atribuir a cada um dos respectivos membros os valores da remuneração mensal, durante o presente exercício social; **3)** Aprovação da alteração do objeto social, com exclusão da atividade comercial exportadora; **4)** Aprovação da reforma parcial do Estatuto Social, visando (i) sua modernização e adequação à reforma da Lei nº 6.404, de 15/12/1976 realizada pela edição da Lei nº 10.303, de 31/10/2001 e ao Regulamento de Práticas Diferenciadas de Governança Corporativa da Bolsa de Valores de São Paulo; (ii) o aumento do limite do capital autorizado em até mais 600.000.000 (seiscentos milhões) de ações ordinárias; **5)** Aprovação da consolidação do Estatuto Social, que passa a vigorar com a seguinte redação: **ESTATUTO SOCIAL - CAPÍTULO I - DA DENOMINAÇÃO, SEDE, OBJETO E DURAÇÃO - Artigo 1º.** A ROSSI RESIDENCIAL S/A é uma companhia aberta, regida por este Estatuto Social, pela Lei nº 6.404 de 15 de dezembro de 1976, ("Lei nº 6404/76") e demais disposições legais que lhe forem aplicáveis. **Artigo 2º.** A Sociedade tem domicílio e sede na Cidade de São Paulo, Estado de São Paulo na Avenida Marginal do Rio Pinheiros nº 5200 – Edifício Miami – Bloco C – Conjunto 31. **Parágrafo Único.** A Sociedade por deliberação da Diretoria poderá abrir e encerrar filiais, agências, sucursais, escritórios, estabelecimentos e representações em quaisquer localidades do país ou do exterior. **Artigo 3º.** A Sociedade tem por objeto: (i) a incorporação e comercialização de empreendimentos imobiliários de qualquer natureza, inclusive por meio de financiamento;

(ii) a administração de imóveis próprios; (iii) loteamentos de terrenos; (iv) a constituição de condomínios; (v) a prestação de serviços relativos à construção, supervisão, estudos e projetos e a execução de quaisquer obras e serviços de engenharia civil em todas as suas modalidades técnicas e econômicas, podendo, ainda, participar em outras sociedades, correlatas ou não, como sócia ou acionista, no Brasil ou no exterior. **Artigo 4°.** O prazo de duração da Sociedade é por tempo indeterminado. **CAPÍTULO II - DO CAPITAL E DAS AÇÕES - Artigo 5°.** O capital social subscrito e integralizado da Sociedade é de R$ 230.732.270,61 (duzentos e trinta milhões, setecentos e trinta e dois mil, duzentos e setenta reais e sessenta e um centavos), totalmente integralizado, dividido em 386.814.516 (trezentos e oitenta e seis milhões, oitocentas e quatorze mil e quinhentas e dezesseis) ações ordinárias, nominativas, escriturais e sem valor nominal. **Artigo 6°.** A cada ação ordinária corresponde um voto nas deliberações da Assembléia Geral. **Artigo 7°.** Está a Sociedade autorizada a aumentar, independentemente de deliberação da Assembléia Geral e de reforma estatutária, o capital social em até mais 600.000.000 (seiscentos milhões) de ações ordinárias, nominativas, escriturais e sem valor nominal, totalizando 986.814.516 (novecentos e oitenta e seis milhões, oitocentos e quatorze mil e quinhentas e dezesseis) ações ordinárias, competindo ao Conselho de Administração estabelecer o número de ações a serem emitidas, para distribuição no país ou no exterior, sob a forma pública ou privada, o preço e demais condições da subscrição e integralização, bem como deliberar sobre o direito de preferência, observadas as normas legais e estatutárias. **Parágrafo Único.** A Sociedade poderá, dentro do limite do capital autorizado, e de acordo com plano aprovado pela Assembléia Geral, outorgar opção de compra de ações a seus administradores ou empregados, ou a pessoas naturais que prestem serviços à companhia ou à sociedade sob o seu controle, conforme vier a ser deliberado pelo Conselho de Administração, observadas as disposiçõe estatutárias e as normas legais aplicáveis, não se aplicando o direito de preferência dos acionistas. **Artigo 8°.** Em caso de aumento de capital por subscrição de novas ações, emissão de debêntures conversíveis em ações e/ou bônus de subscrição, os

acionistas terão direito de preferência para a subscrição de tais valores mobiliários, conforme o caso, na forma do disposto no artigo 171 da Lei nº 6404/76. **Parágrafo Único.** Em caso de aumento de capital por subscrição de ações e debêntures conversíveis em ações, ou bônus de subscrição, cuja colocação seja feita mediante (i) a venda em bolsa de valores ou subscrição pública, ou (ii) permuta por ações, em oferta pública de aquisição de controle, o Conselho de Administração poderá excluir ou reduzir o prazo legal para o exercício de direito de preferência. **Artigo 9º.** A Sociedade poderá, por deliberação do Conselho de Administração, adquirir suas próprias ações, para posterior cancelamento ou alienação, observadas as condições e requisitos expressos no artigo 30 da Lei nº 6404/76 e disposições regulamentares aplicáveis. **Artigo 10.** As ações terão a forma escritural e serão mantidas em conta de depósito, em nome de seus titulares, na instituição financeira que a companhia designar, sem emissão de certificados de ações, obedecidas as disposições dos artigos 34 e 35 da Lei nº 6404/76 e demais prescrições legais e regulamentares. **CAPÍTULO III - DA ASSEMBLÉIA GERAL - Artigo 11.** A Assembléia Geral pode ser convocada observado o Estatuto Social e nos casos previstos em Lei, pelo Conselho de Administração, por acionistas e, no exercício social em que for instalado, pelo Conselho Fiscal. **Artigo 12.** As pessoas presentes à Assembléia Geral deverão comprovar sua qualidade de acionista, na forma estabelecida no artigo 126 da Lei nº 6404/76. **CAPÍTULO IV - DA ADMINISTRAÇÃO - Artigo 13.** A administração da Sociedade compete ao Conselho de Administração e à Diretoria. **Artigo 14.** O Conselho de Administração se compõe de 6 (seis) membros, todos pessoas naturais, acionistas, residentes ou não no pais, eleitos pela Assembléia Geral, com o prazo de mandato de 3 (três) anos, podendo ser reeleitos. **Parágrafo Primeiro.** O Conselho de Administração elegerá entre os membros o seu Presidente e o substituto deste em suas ausências ocasionais ou impedimentos temporários. **Parágrafo Segundo.** Cabe ao presidente do Conselho de Administração ou ao seu substituto eventual, convocar e presidir as reuniões do Conselho, mediante aviso pessoal ou publicado na imprensa, as quais se instalarão com a presença mínima de 4 (quatro)

membros, tendo o Presidente ou o seu substituto eventual, além de voto comum, o de qualidade. **Artigo 15.** Compete ao Conselho de Administração: (i) fixar a orientação geral dos negócios da Sociedade, estabelecendo diretrizes e critérios de atuação a serem observados pelos Diretores na execução das atividades de representação da Sociedade; (ii) eleger e destituir os Diretores e fiscalizar a sua gestão; (iii) examinar, a qualquer tempo, os livros e papéis da Sociedade, solicitar informações sobre contratos celebrados, ou em vias de celebração e quaisquer outros atos; (iv) convocar a Assembléia Geral quando julgar conveniente e no caso do artigo 132 da Lei n° 6404/76; (v) deliberar sobre ou propor a emissão de títulos e valores mobiliários, incluindo ações e bônus de subscrição, podendo autorizar a emissão de debêntures simples, não conversíveis em ações e sem garantia real, de *commercial paper* e notas promissórias para distribuição pública, inclusive com a exclusão ou redução do direito de preferência, nos casos previstos no artigo 172 da Lei n° 6404/76, dentro dos limites do capital autorizado, observadas as normas estatutárias; (vi) deliberar sobre aquisição de ações da própria companhia, para manutenção em tesouraria e/ou posterior cancelamento ou alienação; (vii) deliberar, ad referendum da Assembléia Geral, os dividendos a serem pagos aos acionistas, inclusive os dividendos intermediários, com o levantamento de balancete específico para tal fim; (viii) manifestar-se sobre o relatório da administração e as contas da Diretoria; e (ix) escolher e dispensar os auditores independentes. **Artigo 16.** A Diretoria se compõe de 6 (seis) membros, eleitos e destituíveis a qualquer tempo pelo Conselho de Administração, acionistas ou não, com mandato de 3 (três) anos, reelegíveis e denominados Diretor Presidente, Diretor Superintendente, Diretor de Planejamento, Diretor Financeiro, Diretor de Engenharia e Diretor Administrativo. **Parágrafo Único.** Dentre os Diretores eleitos o Conselho de Administração indicará aquele que, além daquelas funções que lhe forem normalmente atribuídas pelo Conselho, incumbirá a função de Diretor de Relações com Investidores, competindo-lhe coordenar, administrar, dirigir e supervisionar o trabalho de relação do mercado com a Sociedade, bem como representá-la perante a Comissão de Valores

Mobiliários - CVM, acionistas, investidores, Bolsas de Valores, Banco Central do Brasil e demais órgãos relacionados com as atividades desenvolvidas no mercado de capitais. **Artigo 17.** Compete ao Diretor Presidente: (i) cumprir e fazer cumprir as deliberações da Assembléia Geral, do Conselho de Administração e quando for o caso, as resoluções do Conselho Fiscal; (ii) aprovar as normas, diretrizes e critérios, visando a otimizar o desempenho das áreas de atuação da Sociedade; e (iii) designar o substituto de qualquer um dos Diretores, no caso de suas ausências ocasionais ou impedimentos temporários. **Artigo 18.** Compete ao Diretor Superintendente: (i) deliberar sobre a realização de novos empreendimentos imobiliários; (ii) formular os planos de crescimento e investimentos da Sociedade; (iii) dirigir, orientar e controlar todas as unidades de negócios, matriz e diretoria estabelecendo políticas e estratégicas a serem seguidas pela Sociedade; e (iv) supervisionar as atividades cujas responsabilidades são atribuídas aos demais Diretores. **Artigo 19.** Compete ao Diretor de Planejamento: (i) assistir o Diretor Presidente e o Diretor Superintendente na coordenação, supervisão e elaboração de programas de desenvolvimento e ampliação de todas as atividades sociais; e (ii) o planejamento e estratégia financeira de longo prazo. **Artigo 20.** Compete ao Diretor Financeiro: (i) a gestão financeira da Sociedade, notadamente em relação à obtenção de linhas de créditos, realização de aplicações financeiras e administração de fluxos de caixa de curto e longo prazo; (ii) a administração dos setores financeiro e contábil da Sociedade; e (iii) a gestão dos contratos representativos da carteira de clientes e controle das contas a receber. **Artigo 21.** Compete ao Diretor de Engenharia: (i) o orçamento, planejamento, controle e execução das obras civis; (ii) o acompanhamento e controle de qualidade das obras civis realizadas pela Sociedade, assim como daquelas realizadas por construtores contratados e eventuais associados e consorciados; (iii) a gestão de suprimento de insumos produtivos; e (iv) responder pelos encargos e a direção técnica da Sociedade perante os Conselhos Regionais de Engenharia, Arquitetura e Agronomia. **Artigo 22.** Compete ao Diretor Administrativo: (i) planejar, orientar e dirigir as atividades relacionadas com a

administração e recursos humanos; (ii) coordenar o desempenho das atividades administrativas, visando otimizar e racionalizar os custos das áreas de atuação da Sociedade; e (iii) implementar e administrar a política de informática da Sociedade. **Artigo 23.** Compete à Diretoria: (i) estabelecer normas, diretrizes e critérios para o fim de ser implantada a orientação geral estabelecida pelo Conselho de Administração sobre as atividades que integram e se relacionam com o objeto social da Sociedade; (ii) deliberar sobre: a) a abertura, transferência e extinção de filiais, agências, depósitos, escritórios e sucursais, em qualquer parte do país ou do exterior; b) as matérias objeto das alíneas "b" e "c" do item (iii), do artigo 29 deste Estatuto Social. **Artigo 24.** A qualquer dos Diretores ou procurador especialmente nomeado, isoladamente compete: (i) representar a Sociedade ativa e passivamente em juízo; e (ii) dar recibos e quitações e efetuar o levantamento de cauções em entidades públicas ou particulares. **Artigo 25.** Só constituirão a Sociedade em obrigações para com terceiros e exonerarão estes de responsabilidade para com a Sociedade os atos, contratos, títulos cambiários, cheques, documentos e papéis que forem assinados por dois Diretores ou por um Diretor e um procurador ou por dois procuradores, independentemente de autorização expressa da Assembléia Geral ou do Conselho de Administração. **Artigo 26.** As procurações serão outorgadas em nome da Sociedade por dois Diretores e os mandatos deverão especificar, a sua duração e os fins a que vinculam os poderes outorgados, exceto aquelas para fins judiciais ou administrativos. **CAPÍTULO V - DO CONSELHO FISCAL - Artigo 27.** O Conselho Fiscal se compõe, de no mínimo 3 (três) e, no máximo 5 (cinco) membros efetivos e de suplentes em igual número, acionistas ou não, eleitos pela Assembléia Geral e não terá funcionamento permanente, instalando-se nos exercícios sociais a pedido de acionistas. **CAPÍTULO VI - DO EXERCÍCIO SOCIAL - Artigo 28.** O exercício social terminará em 31 de dezembro de cada ano, quando então serão elaboradas as demonstrações financeiras exigidas pela Lei nº 6404/76 e legislação complementar. **Parágrafo Único.** É facultado à Diretoria e a seu critério, levantar balanços trimestrais com

base nos quais poderão ser declarados e pagos dividendos, observado o Estatuto Social e as formalidades legais, podendo, ainda a Diretoria declarar dividendos intermediários nos termos do parágrafo segundo do artigo 204 da Lei n° 6404/76. **Artigo 29.** Para a distribuição do resultado apurado, serão observadas as seguintes regras: (i) do resultado do exercício serão deduzidos antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda; (ii) pagamento de participações aos administradores até o limite estabelecido no parágrafo primeiro do artigo 152, da Lei n° 6404/76; (iii) o lucro líquido do exercício terá a seguinte destinação: a) o percentual de 5% (cinco por cento) para a constituição da reserva legal, até que ela atinja 20% (vinte por cento) do capital social; b) importância destinada à reserva para contingências, conforme proposta aprovada pela Diretoria, nos termos do artigo 195 da Lei n° 6404/76; c) importância destinada a reservas de lucros a realizar, conforme proposta aprovada pela Diretoria, na forma e para os fins previstos no artigo 197 da Lei n° 6404/76; d) o percentual de 25% (vinte e cinco por cento) do lucro líquido remanescente, após as destinações referidas nas alíneas "a", "b" e "c" acima, acrescido de eventuais reversões das reservas de contingências de exercícios anteriores, para pagamento do dividendo obrigatório aos acionistas; e e) o lucro que não for utilizado para constituir a reserva de que trata o parágrafo único abaixo, nem retido, nos termos do artigo 196 da Lei n° 6404/76, será distribuído como dividendo adicional. **Parágrafo Único.** Fica criada a reserva para expansão, que terá por fim assegurar recursos para financiar aplicações adicionais do capital fixo e circulante e será formada com até 90% (noventa por cento) do lucro líquido que remanescer após as destinações de que tratam as alíneas "a", "b", "c" e "d", do item (iii) do *caput* deste artigo, não podendo o total desta reserva ultrapassar o valor do capital social. Artigo 30. O dividendo obrigatório a que alude a alínea "d" do item (iii) do artigo 29 deste Estatuto Social deverá ser pago na forma do parágrafo terceiro do artigo 205 da Lei n° 6404/76 e os dividendos intermediários a que se refere o parágrafo único do artigo 28 deste Estatuto Social, deverão ser pagos sob as condições e prazos estabelecidos pelas deliberações do Conselho de Administração.

CAPÍTULO VII - DA DISSOLUÇÃO - Artigo 31. A Sociedade será dissolvida nos casos previstos em lei e quando a dissolução for de pleno direito, caberá ao Conselho de Administração nomear o liquidante, observando-se, quanto ao Conselho Fiscal, o disposto no artigo 27 deste Estatuto Social. **Encerramento**: Nada mais havendo a tratar o Presidente declarou encerrados os trabalhos, suspendendo-se a reunião pelo período de tempo necessário à lavratura desta ata e reaberta a sessão, a ata foi lida e aprovada, sendo a seguir assinada pelos acionistas presentes. a*a)* Edmundo Rossi Cuppoloni – Presidente. Luciana Rossi Cuppoloni – Secretária. p/ RR Trust Ltda, Edmundo Rossi Cuppoloni. p/ Engeplano Participações S/A, Maria Regina Jimenez Eichenberger. p/ Consulvix Engenharia S/A, Edmundo Rossi Cuppoloni. p/ Santa Costanza Participações Ltda, Roosevelt Sanches Cruz. pp/ Hilda Maria Rossi Cuppoloni, Maria Regina Jimenez Eichenberger. Edmundo Rossi Cuppoloni por si e por João Rossi Cuppoloni. Luciana Rossi Cuppoloni.
A presente é cópia fiel extraída do livro próprio da sociedade.

São Paulo, 22 de abril de 2003



Luciana Rossi Cuppoloni
Diretora de Planejamento e de Relações com Investidores